Veren Announces Q2 2024 Conference Call

July 18, 2024 │ Calgary, AB

Veren Inc. ("Veren", or the "Company") (TSX and NYSE: VRN) plans to report its second quarter 2024 financial and operating results via press release prior to the opening of markets on Thursday, July 25, 2024. Veren's management will hold a conference call at 10:00 a.m. MT (12:00 p.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event online via webcast. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operator assistance by dialing 1-888-390-0605.

The webcast will be archived for replay on the Company's website shortly following the completion of the call.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.vrn.com

Veren shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol VRN.